Exhibit 99.8

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto receives binding offer for Alcan Beauty Packaging business
31 March 2010
Rio Tinto has received a binding offer from Sun European Partners, LLP (Sun European Partners) to acquire the Alcan Beauty Packaging business. The terms of the offer are confidential.
A period of exclusivity with Sun European Partners has been agreed, and Rio Tinto will respond to this binding offer following consultation with the relevant European works councils.
Guy Elliott, chief financial officer, Rio Tinto, said: “This binding offer is another important step towards completing the divestment of the Alcan Packaging businesses. Sun European Partners has a strong track record of investing in the packaging industry. We believe the offer is in the interests of all stakeholders and represents a good outcome for our shareholders.”
The Beauty division employs around 8,000 people, operates 26 plants in 12 countries and is a global leader in the plastic beauty packaging market. Alcan Beauty Packaging is the only part of Alcan Packaging still owned by Rio Tinto, with the exception of the Medical Flexible operations in the US which are the subject of an agreed transaction with Amcor that is currently under review by the US Department of Justice.
Sun European Partners is the European adviser to Sun Capital Partners, inc, a global private investment firm with offices in Europe. It has significant experience in the paper and packaging market.
Completion of the potential transaction would be subject to customary closing conditions.
Rio Tinto has now completed divestments in excess of $10 billion since the beginning of 2008. In 2010, the Group has completed divestments of US$3.5 billion comprising Alcan Packaging Food Americas, Alcan Packaging global Pharmaceuticals, global Tobacco, Food Europe and Food Asia divisions, Vickery (Coal & Allied) and Maules Creek (Coal & Allied).
Cont.../

Continues	Page 2 of 2

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	David Luff
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 0419 850 205
Christina Mills	Tony Shaffer
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7825 275 605	Mobile: +1 202 256 3667

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Simon Ellinor
Office: +44 (0) 20 7781 1178	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 439 102 811
David Ovington	Dave Skinner
Office: +44 (0) 20 7781 2051	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 408 335 309

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645

Website: www.riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media